SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 1, 2008

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

Enclosures:

1.               Nokia stock exchange release dated April 1, 2008: Nokia in 2007

STOCK EXCHANGE	1 (1)
RELEASE

April 1, 2008

Nokia Corporation

Stock exchange release

1.4.2008 at 19.00 (CET+1)

Nokia in 2007

Espoo, Finland — Nokia has published “Nokia in 2007” that includes Nokia 2007 Annual Accounts and the Review by the Board of Directors. The document is available on Nokia’s Internet pages at www.nokia.com. Shareholders may also request a hard copy of the document free of charge through Nokia’s Internet pages.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.services@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2008	Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel